Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: DigitalGlobe, Inc.

(Commission File No.: 001-34299)

The following are DigitalGlobe’s responses to some employee frequently asked questions:

DigitalGlobe Inc.

Employee Frequently Asked Questions

Regarding the Treatment of Equity Awards in the Merger

April 4, 2017

Following are responses to some frequently asked questions regarding the proposed acquisition of DigitalGlobe, Inc. (“DigitalGlobe” or the “Company”) by MacDonald, Dettwiler and Associates Ltd. (“MDA”) and the treatment of outstanding DigitalGlobe equity awards in the transaction.  If you have any questions regarding the points discussed in this document or the Merger in general, please contact ***.

This document provides only a brief summary regarding the matters noted below.  This document, as well as any communications you may have with DigitalGlobe or its representatives regarding these matters, are subject to and qualified in their entirety by the provisions of the Merger Agreement and, as to DigitalGlobe equity awards, to both the Merger Agreement and the terms and conditions of your equity awards.  The Merger Agreement has been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to DigitalGlobe’s Current Report on Form 8-K, which was filed with the SEC on February 24, 2017.  The discussions below include certain assumed values for MDA common stock.  These values are assumed for illustrative purposes only.  No guarantee is made as to any future stock value, in the Merger or otherwise.  Capitalized terms are used as defined below.

General Questions

1.                                      What is the Merger?

As we announced on February 24, 2017, DigitalGlobe and MDA have entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will be acquired by MDA and become a wholly owned subsidiary of MDA (the “Merger”).

You can find more information about the Merger in the Company’s Form 8-K filed on February 24, 2017 with the SEC.

2.                                      When will the Merger be complete?

The Merger is currently expected to close during the second half of 2017, subject to the approval of the Company’s stockholders and other closing conditions and regulatory approvals.

Effects on Company Common Stock

3.                                      What will happen to my shares of Company common stock when the Merger closes?

Each share of Company common stock held immediately prior to the Merger will be converted into the right to receive (a) $17.50 in cash (the “Cash Consideration”) and (b) 0.3132 of an MDA common share, rounded down to the nearest whole share (the “Stock Consideration”).  Fractional shares will be settled in cash in accordance with the Merger Agreement (such cash settlements for fractional shares are not reflected in the illustrative calculations below).

Example:  If you owned 1,000 shares of Company common stock immediately prior to the Merger, you would receive a cash payment of $17,500 (1,000 x $17.50) plus 313 MDA common shares (1,000 x 0.3132, rounded down to the nearest whole share).  You would not continue to own the shares of Company common stock following the Merger.

Effects on Company Stock Options

4.                                      What will happen to my unexercised DigitalGlobe stock options at the close of the Merger?

At the close of the Merger, all outstanding options to acquire DigitalGlobe stock will fully vest and be cancelled and converted into the right to receive a cash payment and a number of MDA common shares (together, the “Option Consideration”), as described below.

The Option Consideration for a particular DigitalGlobe option that is cancelled will be determined as follows:

•                  The cash component will equal the positive difference, if any, between

(a)               the product of (i) $17.50 (the Cash Consideration in the transaction) and (ii) the number of shares of Company common stock subject to the option,

less

(b)               the Total Cash Exercise Price of the option, calculated as described below.

•                  The number of MDA common shares will equal

(a)               the positive difference, if any, between

(i)                         the product of (x) 0.3132 of an MDA common share (the Stock Consideration in the transaction), multiplied by (y) the average trading price for an MDA common share for the five consecutive trading days ending with the trading day immediately before the closing of the

Merger (which average is referred to as the “Parent Closing Stock Value”), multiplied by (z) the number of shares of Company common stock subject to the option,

less

(ii)                      the Total Stock Exercise Price for the option, calculated as described below,

with that difference then divided by

(b)                the Parent Closing Stock Value.

The exercise price for each option is allocated between the cash component and the stock component of the Option Consideration based on the relative values of those two components in accordance with the Merger Agreement.  The “Total Exercise Price” of an option is the per share exercise price under the option multiplied by the number of shares subject to the option immediately before the closing of the Merger.  The “Total Cash Exercise Price” of an option is the Total Exercise Price of the option multiplied by a fraction, the numerator of which is $17.50 and the denominator of which is the sum of $17.50 and the product of (x) 0.3132 and (y) the Parent Closing Stock Value.  The “Total Stock Exercise Price” of an option is the Total Exercise Price of the option less the Total Cash Exercise Price of the option.

The payment of the Option Consideration is subject to tax withholding.  If the Option Consideration for a particular option is zero or a negative number, the option will be cancelled without payment.

The Option Consideration will be paid on the closing date of the Merger.

Example:  Assume that the Parent Closing Stock Value is equal to $49.28 and that, at the closing of the Merger, you hold an option to purchase 1,000 shares of Company common stock with an exercise price of $25.00 per share.  In this example, you would receive a cash payment of $4,216.06 and 75 MDA common shares, before taking tax withholding into account.

•                  In this example, the Total Exercise Price under your option is $25,000.

•                  The cash payment of $4,216.06 is equal to the Cash Consideration of $17.50 per share multiplied by the 1,000 shares subject to the option, less the Total Cash Exercise Price, which in this case would be $13,283.94.  The $4,216.06 payment would be reduced by the required tax withholding on that amount.

•                  The 75 MDA common shares is determined by multiplying 0.3132 of an MDA common share by the Parent Closing Stock Value and multiplying that by the 1,000 shares subject to the option (0.3132 x $49.28 x 1,000 is $15,434.50), then subtracting the Total Stock Exercise Price (the Total Stock Exercise Price in this case would be $11,716.06, or $25,000 less $13,283.94; $15,434.50 less $11,716.06 is $3,718.44), and then dividing that amount by the Parent Closing Stock Value and rounding down to the nearest whole share ($3,718.44 divided by $49.28, rounded down to the nearest whole share, is 75 shares).  The 75 MDA shares would then be reduced by a number of shares necessary to satisfy the required tax withholding on this payment.  Any fractional share interest will be settled in cash in accordance with the Merger Agreement.

For illustrative purposes, we have assumed in these examples that the Parent Closing Stock Value is $49.28 in U.S. dollars, which is based on the average of the closing prices for an MDA common share for the five consecutive trading days ending on March 2, 2017.  The actual Parent Closing Stock Value may be different and will depend on the closing prices for an MDA common share for the five consecutive trading days immediately before the Merger.  MDA stock is listed on the Toronto stock exchange in Canadian dollars, so the exchange rate between U.S. and Canadian dollars will also impact the number of MDA shares you receive.

5.                                      What if my options are scheduled to expire or terminate before the close of the Merger?

Only DigitalGlobe stock options outstanding at the close of the Merger will be paid out as described above.  If your options are scheduled to expire or terminate before that time, you will need to decide whether you want to exercise your vested options (and actually exercise them if you choose to do so); otherwise, they will terminate as provided for under the terms and conditions of the applicable award documents.

Effects on Company Restricted Stock Units (RSUs)

6.                                      What will happen to my performance-based RSUs when the Merger closes?

If, at the time of the Merger, you hold any RSUs that remain subject to unsatisfied performance-based vesting requirements, these RSUs will be cancelled and converted into the right to receive a cash payment and a stock payment.

Each RSU that remains subject to unsatisfied performance-based vesting requirements will receive:

•                  the Cash Consideration of $17.50 per share; and

•                  the Stock Consideration of 0.3132 of an MDA common share.

Example:  If at the time of the Merger you had 1,000 unvested RSUs with a performance-based vesting requirement, you would receive:

•                  $17,500 in cash ($17.50 x 1,000), less tax withholding on that amount; and

•                  313 MDA common shares (0.3132 x 1,000 rounded down to the nearest whole share), reduced by a number of shares necessary to satisfy the required tax withholding on this payment.  Any fractional share interest will be settled in cash in accordance with the Merger Agreement.

The payout level of unvested RSUs with a ROIC vesting metric or an absolute stock price vesting metric will be the “target” payout level.  The payout level of RSUs with TSR as a performance metric will be determined as though the applicable performance period ended with the last trading day prior to the closing date of the Merger and with a Company stock price equal to the average of the closing prices for a share of Company common stock for the five consecutive trading days immediately prior to the Merger.

Payments will be made on the closing date of the Merger and will be subject to tax withholding.

7.                                      What will happen to my unvested time-based RSUs at the close of the Merger?

If, at the time of the Merger, you hold unvested time-based RSUs, these RSUs will be assumed by MDA and converted into an award of both cash and stock.  Each such RSU will receive:

•                  The Cash Consideration of $17.50 per share.  This portion of the award will be considered vested at the closing of the Merger.  This portion of the award will be paid on the closing date of the Merger and will be subject to tax withholding.

•                  The Stock Consideration of 0.3132 of an MDA common share.  This portion of the award will continue to be subject to the vesting and other terms and conditions of your award.  If your employment terminates before you become vested in this portion of the award, you will not have the right to receive this portion of the consideration to the extent your award is unvested at the time your employment terminates (subject to any right to accelerated vesting you may have under the circumstances pursuant to the terms of your award or any applicable employment or severance agreement).  Taxes are not due and will not be withheld until the shares have vested.

Example: If you hold an award of 1,000 unvested time-based RSUs at the time of the Merger, you will receive $17,500 ($17.50 x 1,000) in cash on the closing of the Merger (subject to applicable tax withholding), and you will have the contingent right to receive 313 MDA common shares (0.3132 x 1,000, rounded down to the nearest whole share).  Your right to receive the 313 MDA common shares is “contingent” because it remains subject to the vesting conditions of your original RSU award.

8.                                      Will I receive a new RSU Grant Agreement if I have unvested Company RSUs that are converted into MDA RSUs?

We do not expect that you will be required to enter into a new grant agreement.  The Merger Agreement provides that, shortly following the Merger, MDA will send you a notice setting forth the number of MDA common shares subject to your converted RSU award.

You should, however, keep any and all RSU award agreements and other documents you have in your personal files pertaining to your Company RSUs.

9.                                      I have RSUs which are going to vest soon.  Will these be released to me as MDA common stock?

It depends on whether your RSUs vest before or after the Merger.  Any RSUs that vest and become payable to you before the closing date of the Merger will be paid to you in DigitalGlobe stock (unless the vesting date occurs very shortly before the closing of the Merger, in which case the vested RSUs that aren’t paid in DigitalGlobe stock before the closing of the Merger will be treated as described in Question 10 below).  If you still hold that stock at the time of the Merger, the shares will be converted into the right to receive the consideration described in Question 3 above.

10.                               If I hold vested but unpaid RSUs at the time of the Merger, what will happen to those RSUs?

If, at the time of the Merger, you hold RSUs that have vested but have not yet been paid to you in DigitalGlobe stock, those RSUs will receive the same Cash Consideration and Stock Consideration as a performance-based RSU as described in Question 6 above.

Tax Matters

The following Q&A refers only to U.S. federal tax laws and does not address foreign, state, local or other tax laws.  You should consult with your tax advisor for more information on the tax treatment of any payments you receive in connection with the Merger.

11.                               Is the Merger expected to be taxable to me?

If you receive the consideration described in Question 3 above for shares of DigitalGlobe stock, your gain (or loss) on the disposition would generally be taxed as either short-term or long-term capital gain (or loss), depending on how long you have held the shares.  If, however, the shares you surrender were acquired through the exercise of an “incentive stock option” within one year before the Merger closes, the disposition of the shares would be a “disqualifying disposition” of the shares, potentially resulting in ordinary income rather than capital gain treatment.  You should consult with your personal tax advisor to discuss the tax consequences relating to disqualifying dispositions of shares acquired under an incentive stock option.

Any payment you receive in respect of your options or RSUs (see Questions 4, 6 , 7 and 10 above) will generally be taxable to you as ordinary income (as compensation) and subject to all applicable tax withholding requirements.

Special Note Regarding Forward-Looking Statements

Certain statements and other information contained herein, including, but not limited to, statements about MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe’s and MDA’s expected financial performance, and DigitalGlobe’s and MDA’s strategic and operational plans, constitute “ forward-looking statements” under applicable securities laws, including the Private Securities Litigation Reform Act of 1995.  Forward-looking statements relate to future events or future financial performance.  We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other words, terms or phrases of similar meaning, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements.  Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on partner and customer relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of DigitalGlobe’s business;

changes in political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement.  Additional information concerning risks and uncertainties that could affect DigitalGlobe’s business can be found in DigitalGlobe’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 27, 2017.

The forward-looking statements contained in this communication are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this communication or other specified date and speak only as of such date. We undertake no obligation to revise or update any forward-looking statements as a result of new information or future events, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe with a wholly owned subsidiary of MDA.  In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the SEC, which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA.  After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders.  The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters.  STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER.  Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3.  Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.

In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders.  The management information circular will contain important information about the proposed merger and related matters.  SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL

CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER.  Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger.  However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger.  Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016.  Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com.  Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC.  These documents can be obtained free of charge from the sources indicated above.